04045914

820-3120

RECEIVED

2004 NOV -5 A 10:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

32E

27 October 2004

Good result for Q3 2004 thanks to strong growth

- *Operating profit EUR 133 million, up more than EUR 100 million from Q3 2003 and equal to Q2 2004.*
- *Strong autonomous growth in sales volumes (13%).*
- *Profit on ordinary activities after taxation EUR 98 million (Q3 2003: EUR 20 million).*
- *DSM Nutritional Products continues good contribution.*
- *Outlook for 2004: profit on ordinary activities after taxation around 50% above the 2003 level of EUR 219 million.*

third quarter			*EUR million*	January – September		
2004	2003	+/-		2004	2003	+/-
1,943	**1,325**	**+47%**	**Net sales**	**5,753**	**4,140**	**+39%**
266	124	+115%	Operating profit plus depreciation & amortization (EBITDA)	765	490	+56%
139	**33**	**+321%**	**Operating profit before amortization of goodwill (EBITA)**	**394**	**221**	**+78%**
18	27	-33%	- Life Science Products	61	125	-51%
58	-		DSM Nutritional Products	159	-	
41	13	+215%	- Performance Materials	118	74	+59%
35	4	+775%	- Industrial Chemicals	83	45	+84%
-13	-11		- Other activities	-27	-23	
133	**26**	**+412%**	**Operating profit (EBIT)**	**376**	**202**	**+86%**
98	20	+390%	Profit on ordinary activities after taxation	268	159	+69%
2	-102		Extraordinary profit after taxation	2	-102	
103	-78		Net profit	279	63	+343%
			Per ordinary share in EUR:			
0.96	0.15		- profit on ordinary activities after taxation	2.62	1.50	
1.01	-0.90		- net earnings	2.73	0.49	
95.8	93.5		Average number of ordinary shares (million)	95.8	94.4	

The financial information set out in this quarterly report has not been audited.

PROCESSED
NOV 0 8 2004
THOMSON
FINANCIAL

dlw 11/5

Good result for Q3 2004 thanks to strong growth

General

DSM posted an *operating profit* of EUR 133 million in Q3 2004. This is EUR 107 million higher than in Q3 2003 and at the level of Q2 2004. The *profit on ordinary activities after taxation* amounted to EUR 98 million, up EUR 78 million from Q3 2003 and in line with Q2 2004.

Peter Elverding, chairman of DSM's Managing Board of Directors, made the following comment: *"Our third-quarter results were clearly better than anticipated at the start of the quarter. We were able to maintain our performance at the level of the second quarter during the normally weaker summer season. The results of our Anti-Infectives business deteriorated further, but stronger results of our other businesses compensated for this. We are currently preparing actions to improve DSM Anti-Infectives' results.*

Although the economic climate improved in the first three quarters of this year and the underlying trend continues to be positive, the recovery in the USA and Europe is showing signs of vulnerability at the moment. In addition, the high energy prices pose a short-term threat to the economy, and the fact that the US dollar is currently weakening again does not help either.

For the year 2004 as a whole I nevertheless expect that DSM's profit on ordinary activities after taxation will be around 50% higher than in 2003."

Net sales

third quarter		*EUR million*	January - September	
2004	2003		2004	2003
458	465	Life Science Products	1,385	1,459
472	-	DSM Nutritional Products	1,430	-
514	430	Performance Materials	1,493	1,325
400	335	Industrial Chemicals	1,169	1,063
99	95	Other activities	276	293
1,943	1,325	**Total**	5,753	4,140

Net sales in Q3 2004 amounted to more than EUR 1.9 billion, an increase of 47% compared with the third quarter of 2003. Last year's acquisition of DSM Nutritional Products added 36% to sales. Autonomous sales growth amounted to 11%, with volume growth accounting for 13%, selling prices for 1% and the lower exchange rate of the US dollar for -3%.

Operating profit

The third-quarter operating profit amounted to EUR 133 million, up EUR 107 million from Q3 2003 and the same as in Q2 2004. The increase compared with Q3 2003 was attributable to higher sales volumes, while the effect of lower margins due to higher raw material prices was limited.

General review

Life Science Products

third quarter 2004	third quarter 2003	EUR million	January – September 2004	January – September 2003
490	481	Net sales including intra-Group supplies	1,470	1,503
59	67	Operating profit plus depreciation and amortization	183	244
18	27	Operating profit	61	125

Sales in this cluster increased by 2% compared with Q3 2003; this was the net effect of higher-priced intra-Group supplies (due to substantially increased raw materials prices) and higher sales volumes at DSM Food Specialties, partially offset by lower sales at DSM Anti-Infectives and the lower exchange rate for the US dollar.

As in the previous quarter, the year-on-year decrease in operating profit was caused by a deterioration in the loss situation at DSM Anti-Infectives due to historically low prices for penicillin and its derivatives in combination with the weak dollar. DSM Pharmaceutical Products provided partial compensation and performed above the Q3 2003 and Q2 2004 levels. The operating profits of DSM Food Specialties and DSM Bakery Ingredients were better than in Q3 2003.

DSM Nutritional Products

third quarter 2004	third quarter 2003	EUR million	January – September 2004	January – September 2003
479	-	Net sales including intra-Group supplies	1,440	-
89	-	Operating profit plus depreciation and amortization	251	-
58	-	Operating profit	159	-

Sales were down 2% from Q2 2004. The normal seasonal effects in the *Human Nutrition and Health* markets led to somewhat lower volumes at on average slightly lower margins. Volumes and prices in the *Animal Nutrition and Health* markets were on average stable compared with the previous quarters of this year. In *Pharma and Personal Care*, seasonal volume growth was partially offset by slight price declines. In all segments, new products showed good sales-volume growth.

DSM Nutritional Products' operating profit increased due to a further reduction in operating costs.

Performance Materials

third quarter 2004	third quarter 2003	EUR million	January – September 2004	January – September 2003
515	430	Net sales including intra-Group supplies	1,498	1,326
63	35	Operating profit plus depreciation and amortization	186	137
41	13	Operating profit	118	74

Sales increased by 20% compared with Q3 2003 due to strongly increased volumes (19%) and higher selling prices. The operating profit for the cluster improved very strongly. All business groups in this cluster saw their sales volumes increase significantly, while the effect of lower margins due to higher raw material prices was limited (with the exception of DSM Composite Resins). DSM Engineering Plastics and DSM Dyneema continued to perform very well.

Despite the usual seasonal pattern and increasing raw material prices, operating profit was slightly higher than in Q2 2004.

Industrial Chemicals

third quarter 2004	third quarter 2003	EUR million	January – September 2004	January – September 2003
439	360	Net sales including intra-Group supplies	1,269	1,154
59	23	Operating profit plus depreciation and amortization	146	104
35	4	Operating profit	83	45

Sales were up 22% from Q3 2003 due to 11% autonomous volume growth and higher prices. As in the previous quarter, the main contributor to the strongly increased operating profit was DSM Fibre Intermediates, which saw its selling prices increase faster than raw material prices. DSM Agro performed better, thanks to high ammonia prices. DSM Melamine recorded a lower operating profit due to lower margins, which were only partly compensated for by higher volumes. The operating profit of DSM Energy was slightly higher than in Q3 2003.

Other activities

third quarter 2004	third quarter 2003	EUR million	January – September 2004	January – September 2003
99	95	Net sales including intra-Group supplies	276	293
-4	-1	Operating profit plus depreciation and amortization	-1	5
-13	-11	Operating profit	-27	-23

Net sales were up 4% from Q3 2003. The operating profit for Other activities was at the Q3 2003 level. The higher result of DSM's captive insurance company was offset by costs for various projects.

will contribute savings of about EUR 50 million/year and about EUR 150 million/year, respectively, by 2005/2006 compared to the 2003 level.
The announced studies at DSM Anti-Infectives and other parts of the Life Science Products cluster are expected to be completed at the end of the fourth quarter. At the publication of its annual results for 2004 DSM will report on the financial implications of the outcome of these studies.

Outlook
The economic climate improved in the first three quarters of 2004, but recently this recovery has shown some signs of vulnerability, particularly in the USA and Europe. In addition, the steeply rising prices of oil and oil derivatives might lead to a temporary slowdown in the economy.

The underlying trends in DSM's markets are still positive, but they could be influenced somewhat by the above-mentioned short-term uncertainties. The Q4 results will be affected by maintenance shutdowns and the normal seasonality due to reduced production and sales in December.

Nevertheless, the operating profit for Q4 2004 is expected to develop around the level of Q4 2003.

For the year 2004 as a whole DSM expects its profit on ordinary activities after taxation to be around 50% higher than the EUR 219 million recorded in 2003.

Heerlen, 27 October 2004

The Managing Board of Directors

Important dates:

Annual report 2004:	Thursday, 17 February 2005
Annual General Meeting:	Wednesday, 6 April 2005
Publication of first-quarter results:	Wednesday, 27 April 2005
Publication of second-quarter results:	Wednesday, 27 July 2005
Publication of third-quarter results:	Thursday, 27 October 2005

For more information:

Media
DSM, Corporate Communications
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

Consolidated statement of income

third quarter 2004	third quarter 2003	EUR million	January – September 2004	January – September 2003
1,943	1,325	net sales	5,753	4,140
266	124	operating profit plus depreciation and amortization (EBITDA)	765	490
139	33	operating profit before amortization of goodwill (EBITA)	394	221
-6	-7	amortization of goodwill	-18	-19
133	26	operating profit (EBIT)	376	202
-15	-4	balance of financial income and expense	-40	-9
118	22	profit on ordinary activities before taxation	336	193
-23	-3	taxes on profit on ordinary activities	-74	-39
3	1	profit from non-consolidated companies	6	5
98	20	profit on ordinary activities after taxation	268	159
2	-102	extraordinary profit after taxation	2	-102
100	-82	group profit after taxation	270	57
3	4	minority interests' share	9	6
103	-78	net profit	279	63
103	-78	net profit	279	63
-6	-6	dividend on cumulative preference shares	-17	-17
97	-84	net profit available to holders of ordinary shares	262	46
236	20	cash flow	668	351
133	98	depreciation and amortization	389	288
71	1,628	capital expenditure (including acquisitions)	212	1,816
		per ordinary share in EUR*:		
0.96	0.15	- profit on ordinary activities after taxation	2.62	1.50
1.01	-0.90	- net earnings	2.73	0.49
2.40	0.15	- cash flow	6.80	3.54
95.8	93.5	average number of ordinary shares (x million)	95.8	94.4
95.8	95.8	number of ordinary shares at end of period (x million)	95.8	95.8
		workforce	24,694	**26,111
		of which in the Netherlands	7,668	**7,996

* After deduction of dividend on cumulative preference shares.
** At year-end 2003

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

EUR million	30 September 2004		31 December 2003	
fixed assets				
intangible fixed assets	398		405	
tangible fixed assets	4,033		4,188	
financial fixed assets	400		371	
	---------		---------	
		4,831		4,964
current assets				
inventories	1,440		1,474	
receivables	1,866		1,746	
cash	1,181		1,216	
	---------		---------	
		4,487		4,436
		---------		---------
Total		9,318		9,400

EUR million	30 September 2004		31 December 2003	
group equity				
shareholders' equity	5,036		4,918	
minority interests' share	39		43	
	---------		---------	
		5,075		4,961
provisions		857		901
long-term liabilities		1,498		1,505
current liabilities				
- interest-bearing	158		382	
- non-interest-bearing	1,730		1,651	
	---------		---------	
		1,888		2,033
		---------		---------
Total		9,318		9,400
- capital employed		6,007		6,162
- group equity / total assets		0.54		0.53
- net debt		475		671
- net debt / group equity plus net debt		0.09		0.12

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

EUR million	January – September 2004		2003	
Cash at beginning of period		1,216		2,974
Operating activities:				
- net profit plus amortization and depreciation	668		351	
- change in working capital	-40		-191	
- other changes	-36		73	
Cash flow provided by operating activities		592		233
Investing activities:				
- capital expenditure	-212		-272	
- acquisitions	-		-1,451	
- divestments	24		10	
- other changes	4		-1	
Cash flow used in investing activities		-184		-1,714
Financing activities:				
- dividend paid	-190		-187	
- financing activities	-256		-184	
Cash flow used in financing activities		-446		-371
Effects of change in consolidation and exchange rates		3		39
Cash at end of period		1,181		1,161

Statement of changes in Shareholders' equity

EUR million	January – September 2004	2003
Shareholders' equity at beginning of period	4,918	5,142
Changes:		
- net profit	279	63
- dividend	-185	-182
- exchange differences	22	-73
- repurchased shares	-	-112
- acquisition of Roche V&FC using DSM shares	-	92
- other	2	0
Shareholders' equity at end of period	5,036	4,930

The financial information set out in this quarterly report has not been audited.